

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

<u>Via E-mail</u>

Anish Bhatnagar
Chief Executive Officer
Capnia, Inc.
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

> **Re: Capnia, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 1, 2014**
> **File No. 333-196635**

Dear Mr. Bhatnagar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>CoSense, page 1</u>

1.   Your response to prior comment 1 does not address the final two sentences of the comment. Accordingly, please revise your summary disclosure concerning the AAP guideline recommendations to reflect the uncertainty expressed in your risk factor disclosure concerning these same guidelines. In this regard, your disclosure on page 1 indicates that the AAP guidelines unequivocally recommend the use of ETCO testing; however, your disclosure on page 17 indicates that you "interpret" the AAP guidelines as recommending the use of ETCO testing while highlighting risks stemming from the fact that the guidelines are "subject to physician interpretation."

<u>Market, Industry and Other Data, page 54</u>

2.   We refer to your revisions on pages 54 and 93 in response to prior comment 5. We note that your revised disclosure on page 93 includes a summary of a 2012 independent market research survey of 140 allergic rhinitis sufferers. We also note that your disclosure in the June 10, 2014 Form S-1 indicated that you commissioned Charles River Associates to perform this survey. Accordingly, please identify the party who conducted the market survey and file their consent as an exhibit to the registration statement. Refer to Rule 436(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Elton Satusky, Esq. - Wilson Sonsini Goodrich & Rosati